PL Short Duration Bond Fund
Report Pursuant to Rule 10f-3

ELIGIBILITY (CHECK ONE):
[X] registered public offering
[ ] government security
[ ] Eligible Municipal Security
[ ] Eligible Foreign Offering
[ ] Eligible Rule 144A Offering

Check if the following conditions have been met (and discuss many exceptions):

X	The securities were purchased (1) prior to the end of the first day on which any sales were made at a price that did not exceed the price paid by each other purchaser in the offering or any concurrent offering of the securities (excepting, in an Eligible
Foreign Offering, rights required by law to be granted to existing security holders) and (2) on or before the fourth day before termination, if a rights offering.

X	The securities were offered pursuant to an underwriting or
similar agreement under which the underwriters were committed to purchase all the securities offered, except those purchased by others pursuant to a rights offering, if the underwriters purchase any of the securities.

X	The commission, spread or profit was reasonable and fair in
relation to that being received by others for underwriting similar securities during a comparable period of time. If only one comparable security was reviewed for these purposes, we represent that we are not aware of any other comparable underwritings.

X	Except for Eligible Municipal Securities, the issuer of such securities has been in continuous operation not less than three years (including the operations of predecessors).

NA	In the case of Eligible Municipal Securities, the issuer has been rated investment grade by at least one NRSRO, provided that, if the issuer or entity supplying the funds from which the issue is to be paid has been in continuous operation for less than three years (including the operations of any predecessors) the securities must have been rated within the top three rating categories by an NRSRO.

X	Percentage of offering purchased by the Portfolio and other
funds advised by the same investment adviser (or its affiliates) or accounts with respect to which the same investment advisor
(or its affiliates) has, and has exercised, investment discretion, did not exceed: (a) for Eligible Rule 144A offering, 25% of the total of (1) principal amount of offering of such class sold by underwriters to qualified institution buyers plus (2) principal amount of class in any concurrent public offering; (b) other securities, 25% of principal amount of offering of class. Identify such other purchases.

X	The Portfolio did not purchase the securities being offered
directly or indirectly from an Affiliated Underwriter, provided that a purchase from a syndicate manager shall not be deemed to be a purchase from an Affiliated Underwriter so long as (a) such Affiliated Underwriter did not benefit directly or indirectly from the transaction and (b) in case of Eligible Municipal Securities, the purchase was not designated as a group sale or otherwise allocated to the account of any Affiliated
Underwriter.

Check below if written statements of issuer, syndicate manager, or underwriter or seller of securities were relied upon to determine:

[] The securities were sold in an Eligible Rule 144A Offering;
[] Compliance with the first condition, above, regarding time and price.

Attach a copy of written statement for each box checked.

The Portfolio Manager hereby certifies that the purchase of securities noted above under "Securities Purchased" complies with the Fund's Rule 10f-3 Procedures.

Date:  2/12/2009

Signed:  /s/ James McCarthy
Name:  James P. McCarthy
Title:  Managing Director